Exhibit 99.2

QIWI Appoints Interim Chief Financial Officer

NICOSIA, CYPRUS – May 16, 2019– QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of next generation payment and financial services in Russia and the CIS, today announced the appointment of Varvara Kiseleva, QIWI’s current Head of Investor Relation, as interim Chief Financial Officer effective May 17, 2019, following the departure of the Chief Financial Officer Alexander Karavaev, whose resignation was announced on February 13, 2019. As Interim Chief Financial Officer, Ms. Kiseleva will report directly to CEO Sergey Solonin until a permanent replacement is named.

The Company is currently conducting a search for a replacement.

Ms. Kiseleva has served as QIWI’s Head of Investor Relations for over 5 years while she also has overseen other areas including corporate finance, fundraising and public reporting. Ms. Kiseleva has a background in finance and valuation; she holds a bachelor and a master degree in Economics from NRU Higher School of Economics.

“I’m glad that Varvara is taking the position of the interim CFO, while we are continuing our search process. I believe that Varvara’s deep knowledge of the Company, dedication and leadership makes her well positioned for the role,” commented Mr. Sergey Solonin, QIWI’s Chief Executive Officer and Director. “We trust that the search process for Alexander’s replacement is highly important and have made it a priority to identify a successor with the right skill set and experience, who will fit well with our culture and help us drive growth and deliver value to our shareholders.”

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 21.5 million virtual wallets, over 141,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 101 billion cash and electronic payments monthly connecting over 45 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+357.25028091

ir@qiwi.com